EXHIBIT 99.1

Evaxion to Unveil Potentially Groundbreaking AI-Immunology™ Precision Cancer Vaccine Concept

  Proof of Concept – Evaxion’s AI-Immunology™ platform demonstrates success in designing precision cancer vaccines in hematological cancers by targeting a novel class of antigens
  Broad Applicability – The vaccine concept holds tremendous potential, offering broad applicability and promising benefits for patients with hematological malignancies

COPENHAGEN, Denmark, Nov. 28, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, proudly announces the presentation of its novel precision vaccine concept at the 65th American Society of Hematology (ASH) Annual Meeting, taking place in San Diego, California, from December 9-12, 2023.

Selected for an Oral Presentation – Evaxion has been chosen for an oral presentation from a competitive pool of >5000 submitted abstracts. The presentation will unveil a breakthrough achievement using the Company’s proprietary AI target discovery and development platform, AI-Immunology™. Based upon a novel source of targets, endogenous retroviruses (ERVs), combined with unique data insights, Evaxion has discovered a novel concept for precision vaccines in hematological malignancies and selected solid cancers.

Tailored Precision Vaccines – The precision vaccines are tailored to the specific tumor profiles and immune systems of patient groups. This marks a significant stride forward in addressing the complexities of cancers, including hematological malignancies. The discovery will potentially allow for a broader than previously expected application of vaccines in cancer therapy.

Event Details:

Title:	“Endogenous Retroviral Elements Constitute a Promising Vaccine Antigen Source for Hematological Malignancies”
Talk:	243
Session:	Emerging Tools, Techniques and Artificial Intelligence in Hematology: Emerging Technologies for Understanding Benign and Malignant Hematology
Session:	803
Location:	Room 30 – San Diego Convention Center
Time:	Saturday, December 9, 2:30 p.m. PDT
Presenter:	Anders Bundgård Sørensen, Project Director of Research and Discovery

About ERVs
Endogenous retroviruses (ERVs) are remnants of ancient viruses incorporated into the human genome. While dormant in normal cells due to strict epigenetic control, cancer cells may express these traces, making ERVs ideal targets for cancer vaccines.

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech